

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

> **Re: Sino-Global Shipping America, Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 23, 2015**
> **File No. 333-199160**

Dear Mr. Cao:

      We have reviewed your most recent amendment filed January 23, 2015 and have the following additional comments.

General

1. We note that you are conducting a best efforts offering with Aegis Capital Corp. acting as your placement agent and that Aegis Capital Corp. has "agreed to use its 'reasonable best efforts' to arrange for the sale of the securities" and will receive a commission for its efforts. Please revise your disclosure on page 57 that Aegis "may be deemed" an underwriter within the meaning of Section 2(a)(11) of the Securities Act to state that Aegis is an underwriter.

Use of Proceeds, page 21

2. We note that you are not required to sell a minimum amount in this offering and that you now state the proceeds will be used to acquire the Vessel. Please disclose whether you will still use the offering proceeds to purchase the Vessel if you raise substantially less than the maximum amount. If there is an approximate amount of total proceeds below which you would not use proceeds to purchase the Vessel and would instead use those proceeds for working capital and general corporate purposes please state that amount.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Lawrence G. Nusbaum
       Gusrae Kaplan Nusbaum PLLC